UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

GRUPO FINANCIERO INTERACCIONES,
S.A.B. DE C.V.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company’s Name into English (if applicable)

Mexico
(Jurisdiction of Subject Company’s Incorporation or Organization)

Grupo Financiero Interacciones, S.A.B. de C.V.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Grupo Financiero Interacciones, S.A.B. de C.V.
Attn: Manuel Velasco Velázquez
Paseo de la Reforma 383, 12th Floor, Colonia Cuauhtémoc
Mexico City, Mexico, Zip 06500
Telephone: +52 55 53268624 ext. 4323
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Hector Ávila Flores
Managing Director of Legal Affairs and Secretary
Grupo Financiero Banorte, S.A.B. de C.V.
Av. Prolongación Reforma 1230, Col. Cruz Manca Santa Fe, Delegación Cuajimalpa, C.P. 05349
Mexico City, México
Telephone: +52 55 11034000

and
John Vetterli David M. Johansen White & Case LLP 1221 Avenue of the Americas New York, NY 10020 (212) 819-8200	Mark I. Greene, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)

Exhibit No.	Description

99.1	English translation of Folleto Informativo sent to Grupo Financiero Interacciones, S.A.B. de C.V. shareholders, published on November 10, 2017.*

99.2	English translation of first notice of a general extraordinary meeting of Grupo Financiero Interacciones, S.A.B. de C.V. shareholders, dated November 9, 2017.*

99.3
English translation of the press release announcing the entry by Grupo Financiero Interacciones, S.A.B. de C.V., and Grupo Financiero Banorte, S.A.B. de C.V., into a definitive merger agreement, dated October 25, 2017.*

99.4
English translation of a Material Event (Evento Relevante) in connection with the approval of the merger between Grupo Financiero Interacciones, S.A.B. de C.V., as disappearing company, with and into Grupo Financiero Banorte, S.A.B. de C.V., as surviving company, published on December 5, 2017.

* Previously submitted as part of Form CB on November 28, 2017

(b) Not applicable

Item 2.	Informational Legends

The below legend was included in each of the documents furnished as exhibits hereto:

“Special notice to shareholders in the United States

The new shares in Grupo Financiero Banorte, S.A.B. de C.V. (“Banorte”) have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or under any of the relevant securities laws of any state or other jurisdiction of the United States. The new shares in Banorte may not be offered or sold, directly or indirectly, in or into the United States (as defined in Regulation S under the Securities Act), unless registered under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act and in compliance with any applicable state securities laws of the United States. The new shares in Banorte will be offered in the United States in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 802 thereunder.

The merger between Grupo Financiero Interacciones, S.A.B. de C.V. (“Interacciones”) and Banorte (the “Merger”) described in this document involves the securities of Mexican companies. Information distributed in connection with the Merger and the related shareholder votes is subject to the disclosure requirements of Mexico, which are different from those of the United States. The financial information included or incorporated by reference in this document, if any, has been prepared in accordance with accounting standards in Mexico that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for Interacciones shareholders to enforce their rights and any claim they may have arising under the federal securities laws, since Interacciones and Banorte are located in a non-U.S. jurisdiction, and some of their respective officers and directors are residents of non-U.S. jurisdictions. Interacciones shareholders may not be able to sue Interacciones or Banorte or their officers or directors in court in Mexico for violations of the U.S. securities laws. It may be difficult to compel Interacciones or Banorte and their affiliates to subject themselves to a U.S. court’s judgment.

Interacciones shareholders should be aware that Banorte may acquire securities of Interacciones otherwise than under the Merger, such as in open market or privately negotiated purchases or at any time during the pendency of the proposed transaction.

This document has been translated from the Spanish-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Spanish-language original. Such Spanish-language original shall be the controlling document for all purposes.”

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Interacciones submitted to the United States Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated November 28, 2017

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Grupo Financiero Interacciones, S.A.B. de C.V.

By:	/s/ Manuel Velasco Velázquez
Name: Manuel Velasco Velázquez
Title: Corporate Legal Director

Date:  December 6, 2017